Exhibit 99.1

SuperX Announces Progress on Share Repurchase Program, Initiates New Buyback Plan to Reinforce Confidence in Long-Term Growth Value

SINGAPORE, August 7, 2026 -- SuperX AI Technology Limited (Nasdaq: SUPX, the “Company” or “SuperX”), a provider of AI infrastructure solutions, today announced an update on the progress of its share repurchase program and the adoption of a new share repurchase program.

As previously announced on November 26, 2025, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares (the “2025 Repurchase Program”).

As of August 4, 2026, the Company has repurchased an aggregate of 2,326,089 ordinary shares under the program. The average net repurchase price was US$8.58 per ordinary share.

Meanwhile, the 2025 Repurchase Program has been completed on August 4, 2026. On August 6, 2026, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares over the next twelve months (the “2026 Repurchase Program”).

The ongoing execution of the share repurchase program underscores the Board’s confidence in SuperX’s long-term growth and business model. The Company believes that its current market valuation does not fully reflect its intrinsic value or its strong growth potential as a full-stack AI infrastructure solutions provider. This program allows the Company to strategically deploy capital to enhance long-term shareholder value while maintaining the financial flexibility required.

The repurchases have been made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. Repurchases under the 2026 Repurchase Program may be made from time to time in the open market or through privately negotiated transactions, in compliance with applicable securities laws, including the safe harbor provisions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and pursuant to Rule 10b5-1 trading plans.

About SuperX AI Technology Limited (NASDAQ:SUPX)

SuperX AI Technology Limited is an AI infrastructure solutions provider, offering a comprehensive portfolio of proprietary hardware, advanced software, and end-to-end services for AI data centers. The Company’s services include advanced solution design and planning, cost-effective infrastructure product integration, and end-to-end operations and maintenance. Its core products include high-performance AI servers, 800 Volts Direct Current (800VDC) solutions, high-density liquid cooling solutions, as well as AI cloud and AI agents. Headquartered in Singapore, the Company serves institutional clients globally, including enterprises, research institutions, and cloud and edge computing deployments. For more information, please visit www.superx.sg

Safe Harbor Statement

This press release may contain forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The reader is cautioned not to rely on these forward-looking statements. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

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